RULE 14F-1
                  REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                 INFORMATION PURSUANT TO SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                         THE BRALORNE MINING COMPANY
                          1055 West Hastings Street
                  Vancouver, British Columbia V6E2E9, Canada

This report is furnished by the Board of Directors of The Bralorne Mining Company, a Nevada corporation ("Bralorne"), to the holders of its common stock, $.001 par value. Information in this report regarding Zhang Feng Ming and Ma Xin Guo has been provided to Bralorne by those individuals.

On June 12, 2006 three members of the Board of Directors of Bralorne (Jeff Yenyou Zheng, Michael Liu and Larry Wang) along with Ling Li entered into a Share Purchase Agreement with Zhang Feng Ming and Ma Xin Guo. The Share Purchase Agreement provides that on the tenth day after this Report is mailed to the record shareholders of Bralorne, the four sellers will sell 5,000,000 shares of Bralorne common stock to the two purchasers for a price of $150,000. The purchasers will use their personal funds to pay the purchase price.

In connection with the execution of the Share Purchase Agreement, the present directors of Bralorne have elected Zhang Feng Ming and Ma Xin Guo to serve on the Board of Directors and have submitted their own resignations from the Board. The election and the resignations will be effective ten days after Bralorne mails this Report to its record shareholders. After that change of control, the new Board of Directors - i.e. Zhang Feng Ming and Ma Xin Guo - will elect new executive officers for Bralorne, who will be Professor Zhang (President) and Mr. Ma (Secretary).

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Bralorne on or about July 17, 2006.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The only voting shares issued by Bralorne are its common stock. On the date of this Report, there are 11,040,050 shares of common stock issued and outstanding. The following table sets forth the number of Bralorne common shares owned at this time by (a) each person who, as of the date of this Report, owns of record, or is known by Bralorne to own beneficially, more than 5% of the outstanding Bralorne common stock, (b) each current director of Bralorne, and (c) all current officers and directors as a group.

Name and Address                 Amount and Nature           Percentage
of Beneficial Owner (1)          of Beneficial Ownership (2) of Class
------------------------------------------------------------------------
Larry Wang                       1,750,000                      15.9%
Michael Liu                        750,000                       6.8%
Jeff Yenyou Zheng                  750,000                       6.8%
Y.B. Ian He                              0                        --

All officers and directors as
 a group (4 persons)             5,000,000                      45.3%

Ling Li                          1,750,000                      15.9%
___________________________________

(1) The address of each shareholder is c/o The Bralorne Mining Company, 1055 West Hastings Street, Vancouver, British Columbia V6E2E9, Canada.
(2)  All shares are owned of record and beneficially.

Upon the closing of the purchase and sale contemplated by the Share Purchase Agreement, there will still be 11,040,050 shares of common stock issued and outstanding. The following table sets forth the number of Bralorne common shares that will be owned after the closing by (a) each person who, as of the date of the closing, will own of record more than 5% of the outstanding Bralorne common stock, (b) each individual who will be a director of Bralorne after the closing, and (c) all individuals who will be officers and/or directors of Bralorne after the closing as a group.

Name and Address              Amount and Nature             Percentage
of Beneficial Owner (1)       of Beneficial Ownership (2)   of Class
----------------------------------------------------------------------
Zhang Feng Ming                  3,800,000                    34.4%
Ma Xin Guo                       1,200,000                    10.9%

All officers and directors as
 a group (2 persons)             5,000,000                    45.3%
___________________________________

(1) The address of each shareholder is 2 Datun Road #8010, Chaoyang District, Beijing, China 100101.
(2)  All shares are owned of record and beneficially.


                            NEW BOARD OF DIRECTORS

Ten days after this Report is mailed to the Bralorne shareholders of record, the resignation of the current members of Bralorne's Board will become effective. On the same date, the election to the Board of Professor Zhang and Mr. Ma will also become effective. Professor Zhang and Mr. Ma will then be the only members of Bralorne's Board of Directors. Information regarding them follows:

     ZHANG FENG MING. Professor Zhang retired from his university position in 1994, and has been engaged exclusively with his personal affairs since then. From 1983 until 1994, Professor Zhang was Professor and Dean of Studies at the Zhengzhou College of Coal Field Geology. Professor Zhang graduated in 1959 from the Chang Chun Geological College with a degree in hydrogeology and geological engineering. Professor Zhang is 73 years old.

     MA XIN GUO. Mr. Ma retired from his career as an engineer in 1991, and has been engaged exclusively with his personal affairs since then.
     From 1959 until 1991 Mr. Ma was employed as a research engineer by the QingHai Province Office of Constructive Prospecting Design. Mr. Ma graduated in 1958 from the SiChuan ChengDu JianGong College with a degree in geological prospecting and engineering. Mr. Ma is 67 years old.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the share purchase, due to the small size of the Board. The Board will also not have an "audit committee financial expert."

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

                          RETIRING BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who are currently the officers and directors of the Company:
                                                             		  	 Term as
                                                                 Director
Name                     Age       Position Held                 Since
--------------------------------------------------------------------------
Jeff Yenyou Zheng        48        President, Director           2004
Michael Liu              44        Chief Financial Officer,
                                    Director                     2004
Dr. Y.B. Ian He          48        Director                      2004
Larry Wang               52        Director                      2004

JEFF YENYOU ZHENG. Dr. Zheng has been involved with the management and development of various companies in North America for over 10 years. He currently acts as a Founding Director and President of Aquasol EnviroTech Ltd., a British Columbia wastewater treatment company and as a director of Cantronic System Inc., a British Columbia and Alberta reporting company that designs, manufactures and distributes infrared cameras and related products. He is also President of Canada China Economy & Technology Centre and a senior advisor to the Dalian High-Technology Industrial Zone in Dalian City, China. Dr. Zheng received his Ph.D degree in physics from The Flinders University of South Australia in 1990.

MICHAEL LIU, Mr. Liu is Director, Executive Vice President and Chief Financial Officer of Pacific Mines Inc., a mining company listed on the TSX Venture Exchange, and also the Managing Director of Beijing United Capital Investment Co. and President of Shanghai East China Capital Co. Ltd. He holds a Masters of Arts in Economics from the University of New Brunswick and Masters of Business Administration from the University of British Columbia.

Y. B. IAN HE. Dr. Y. B. Ian He is a Director and President of Spur Ventures Inc., a mining company listed on the TSX Venture Exchange, who has 18 years' experience in the mining industry. He joined Spur in 1995, leading Spur into Chinese fertilizer industry. Dr. He formerly served as a Senior Process Metallurgist with Process Research Associates Ltd., Vancouver, British Columbia, Canada. He holds a Ph.D degree in mining process engineering from the University of British Columbia.

LARRY WANG. Mr. Wang is now the Managing Director of Royal Canadian Diary Inc., a private company in British Columbia, Canada. He has been a director and officer, involved in the decision making and operations, for many other companies, such as SCM Enterprises Co. Ltd., and CMEC USA Inc., in various industries located in both North America and China. He received his education in China, Sweden and Canada.

Compliance with Section 16(a) of the Exchange Act

None of the directors, officers, or beneficial owners of more than 10% of Bralorne's common stock failed to file on a timely basis reports required during the 2005 fiscal year by Section 16(a) of the Exchange Act.

Executive Compensation

Bralorne did not pay any compensation to any of its officers or directors during the past three fiscal years, nor did it issue stock options or other equity grants to any of its officers or directors in that period.

July 17, 2006                         By Order of the Board of Directors:

                                      Jeff Yenyou Zheng, Chairman